Via EDGAR

January 15, 2013

Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance - Mail Stop 4720

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

MEDL Mobile Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 5, 2012

File Number 333-180983

Dear Mr. Shuman:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated October 26, 2012 (the “Comment Letter”) relating to Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) of MEDL Mobile Holdings, Inc. (“MEDL” or the “Company”) filed on October 5, 2012. On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 40

1.

We note from your response to prior comment 5 that you determined it is best to expense projects costs as incurred since it is “conservative and matches” the revenue recognition policy. Please explain further how you determined that expensing costs as incurred has matched your revenues and expenses, particularly as it relates to costs incurred prior to signing a contract. Provide in your response specific examples to support your conclusions.

As stated in prior comment 5, the Company’s expenses were incurred by its selling, general and administrative costs as well as its project costs, which were expensed as incurred under the guidance of ASC 605-35-25-41(a) which provides that  “costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained shall not be included in contract costs or inventory before the receipt of the contract…Precontract costs that are start-up activities shall be expensed as incurred if they are determined to be within the scope of Subtopic 720-15”. By “matching” the Company meant that by the time revenue is recognized, the costs incurred up to that point have been expensed; not that the costs incurred are expensed at that point. In other words, at the time that the Company recognizes 50% of revenue at the contract signing stage, 50% of the project costs have already been incurred and expensed; at the time that the Company recognizes 25% of revenue upon release of Beta software, another 25% of the project costs have been incurred and expensed in that period; and at the time of the Company’s recognition of the remaining 25% upon release of final software, the last 25% of the project costs have been incurred and expensed in that period.

2.

Also, as previously requested, please explain further how you considered the guidance in ASC 605-35-25-41 in accounting for your contract costs. Please ensure that your response specifically addresses how you apply the guidance of paragraph 41(a) in accounting for the costs incurred prior to signing the contract.

The Company considered the guidance in ASC 605-35-25-41 in accounting for contract costs. Pursuant to ASC 605-35-25-41(a): “costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained shall not be included in contract costs or inventory before the receipt of the contract.  However, such costs otherwise may be deferred, subject to evaluation of their probable recoverability, but only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is probable.  Precontract costs that are start-up activities shall be expensed as incurred if they are determined to be within the scope of Subtopic 720-15”.

Due to the distinct nature of the features, design and functionality of each software application that the Company develops for a client, the probability of recoverability of the Company’s pre-contract costs is very low, if not zero, until the contract is entered into.  Therefore, the costs that the Company incurs prior to when an anticipated contract is entered into are expensed as incurred in accordance with ASC 605-35-25-41a because such costs will result in no future benefits unless the contract is obtained.  Further, pursuant to Subtopic 702-15, these costs are considered start-up activities that will result in no future benefits unless the contract is obtained, which, “shall be expensed as incurred” pursuant to Subtopic 702-15-25-1.

Should the Staff have any additional comments or questions, please direct such to MEDL Mobile’s CFO, Murray Williams, at 949-456-9510 or murray@medlmobile.com.

Very truly yours,

/s/ Harvey Kesner

Harvey Kesner

cc:

Mr. Andrew Maltin, Chief Executive Officer

Mr. Murray Williams, CFO